Exhibit 99.1
Clarification by Agria Regarding its Intentions in Relation to the Partial Takeover Offer for PGG Wrightson Limited
Beijing, China — December 24, 2010 — Yesterday, Agria Corporation (NYSE: GRO) (Agria) together with China-based New Hope Group (New Hope) announced a partial takeover offer for PGG Wrightson Limited (PGW).
In its announcement yesterday, Agria’s CEO said, “Agria has no intention to increase its shareholding above 50.01% if the offer is successful, and has committed not to make a further offer at a higher price for a period of 12 months.”
Agria wishes to clarify that its present intention is not to acquire more than 50.01% of PGW through this takeover offer.
Further, Agria has committed itself in the draft takeover offer document not to make a further takeover offer at a higher price for a period of 12 months.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:
In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.